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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2006

                        Commission File Number: 000-11743

                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)


                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                  ---

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                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS



                                                                                                                       Page
                                                                                                                       ----
Announcement Regarding Shelf Registration of Acquisition Rights for the Subscription of New Shares                        3

Signature                                                                                                                 4

Exhibit Index                                                                                                             5
-------------

Exhibit 1     Announcement Regarding Shelf Registration of Acquisition Rights for the Subscription                        6
              of New Shares

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                  ANNOUNCEMENT REGARDING SHELF REGISTRATION OF
                  --------------------------------------------
              ACQUISITION RIGHTS FOR THE SUBSCRIPTION OF NEW SHARES
              -----------------------------------------------------

     On September 19, 2006, we announced the filing of a shelf registration of acquisition rights for the subscription of new shares. Attached as Exhibit 1 hereto is an English translation of the announcement.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WACOAL HOLDINGS CORP.
                                        (Registrant)



                                        By: /s/ Ikuo Otani
                                            ----------------------------
                                            Ikuo Otani
                                            General Manager, Corporate Planning


Date: September 19, 2006

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                                  EXHIBIT INDEX

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
                                                                                                                       Page
                                                                                                                       ----
Exhibit 1     Announcement Regarding Shelf Registration of Acquisition Rights for the Subscription of New Shares          6

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                                    EXHIBIT 1

                  ANNOUNCEMENT REGARDING SHELF REGISTRATION OF
              ACQUISITION RIGHTS FOR THE SUBSCRIPTION OF NEW SHARES

                              (English Translation)

                                                              September 19, 2006

To whom it may concern:

                                                  WACOAL HOLDINGS CORP.
                                                  Yoshikata Tsukamoto, Representative Director
                                                  (Code Number: 3591)
                                                  (Tokyo Stock Exchange, First Section)
                                                  (Osaka Securities Exchange, First Section)
                                                  Ikuo Otani, General Manager, Corporate Planning
                                                  (Telephone: 075-682-1010)

                  Announcement Regarding Shelf Registration of
                  --------------------------------------------
              Acquisition Rights for the Subscription of New Shares
              -----------------------------------------------------

     We hereby announce that on September 19, 2006, we filed a shelf registration of the acquisition rights for the subscription of new shares (the "Shelf Registration") in accordance with the following terms and conditions, pursuant to our measures against the acquisition of a substantial shareholding of the company (i.e. defensive measures against takeovers)" (Resolution of Board of Directors dated June 29, 2006).

                                      NOTE

1.   Type of securities to be offered:            Certificates for acquisition rights for the subscription of new shares

2.   Scheduled issuance period:                   For a period of two (2) years from the effective date of this Shelf Registration
                                                  (from September 27, 2006 to September 26, 2008)

3.   Method of Offering:                          Gratis allocation of acquisition rights for the subscription of new shares

4.   Amount to be issued:                         500,000,000 yen
                                                  (total of the aggregate issuance value of certificates for acquisition rights for the subscription of new shares (gratis) and the amount to be paid upon the exercise of acquisition rights)


     At a meeting held on June 29, 2006, the Board of Directors resolved to adopt certain measures based on the Basic Policy (as defined below) pursuant to resolutions adopted at the Company's general meeting of shareholders, also held on June 29, 2006, approving the amendment of its Articles of Incorporation. These amendments authorized the adoption of a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers) (the "Basic Policy") and adopted certain measures under the Basic Policy (the "Plan") in accordance with the amended Articles of Incorporation.

     Under the Plan, the Company will demand that any third party who launches or proposes a purchase (a "Purchaser") provide information in advance concerning such purchase, and after the Company ensures sufficient time to obtain and consider such purchase, the Company will present the plan of the management of the Company to its shareholders or otherwise negotiate with the Purchaser. If the Purchaser fails to comply with the procedures as prescribed by the Plan and conducts the purchase, or in the event of any purchase by a Purchaser that threatens the corporate value of the Company and the common interests of the shareholders, the Company will conduct a gratis allocation of acquisition rights for the subscription of new shares with terms that prohibit the Purchaser from exercising such rights and with call rights for the acquisition of new shares from the Company by shareholders other than the Purchaser at such time and in the manner prescribed in Article 277 et al. of the Corporate Law. This Shelf Registration facilitates such gratis allocation of acquisition rights for the subscription of new shares with more flexibility.

     For more details regarding the Plan, please see our press release "Introduction of Measures against the Acquisition of a Substantial Shareholding of the Company" announced on June 29, 2006.

                                                                         - End -

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